Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

UNUSUAL PRICE AND VOLUME MOVEMENT AND

ARTICLES REGARDING THE PRODUCTION OF 90NM CHIPS

This announcement is made at the request of The Stock Exchange of Hong Kong Limited in response to recent increases in the price of the shares and the trading volume of the shares of the Company and the news articles regarding Semiconductor Manufacturing International Corporation’s (the “Company”) production of 90nm chips for its customers published in Hong Kong on 8 October, 2004 (the “Articles”).

The Company confirms, as already disclosed in its Chairman’s Statement for the six months ended 30 June, 2004 announced on 1 September, 2004, that it anticipates that it will offer 90nm process technology for logic devices in the first six months of 2005. The Company further confirms that it has signed with Texas Instruments a foundry services contract for full-flow 90nm process technology. The sale of such 90nm products to Texas Instruments is subject to the completion of the Company’s development of its own 90nm process for Texas Instruments products.

The Company also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai, Fang Yao (alternate director to Lai Xing Cai) and Sean Hunkler as non-executive directors of the Company; Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chairman

Shanghai, PRC

10 October 2004

*	for identification only.